

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 10, 2017

<u>Via E-mail</u>
Mr. Kevin C. Berryman
Chief Financial Officer
Jacobs Engineering Group, Inc.
1999 Bryan Street, Suite 1200
Dallas, Texas 75201

    RE: **Jacobs Engineering Group, Inc.**
                 Form 10-K for the Year Ended September 30, 2016
                 Filed November 22, 2016
                 File No. 1-7463

Dear Mr. Berryman:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     /s/ John Cash

                     John Cash
                     Accounting Branch Chief
                     Office of Manufacturing and Construction